Exhibit 99.2

PROVIDENT ENERGY TRUST
CONSOLIDATED BALANCE SHEETS
Canadian dollars (000s)
(unaudited)
	As at	As at
	June 30,	December 31,
	2009	2008
Assets
Current assets
Cash and cash equivalents	$973	$4,629
Accounts receivable	167,044	244,485
Petroleum product inventory	38,720	46,160
Prepaid expenses and other current assets	7,465	7,886
Financial derivative instruments (note 7)	6,726	16,708
	220,928	319,868

Investments and other long term assets	13,647	14,218
Long-term financial derivative instruments (note 7)	-	735
Property, plant and equipment	2,413,530	2,480,503
Intangible assets	151,607	158,336
Goodwill	100,409	100,409
	$2,900,121	$3,074,069
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$195,553	$244,031
Cash distributions payable	13,673	20,088
Current portion of convertible debentures (note 3)	25,084	24,871
Financial derivative instruments (note 7)	112,069	13,693
	346,379	302,683

Long-term debt - revolving term credit facility (note 3)	511,244	504,685
Long-term debt - convertible debentures (note 3)	238,304	236,123
Asset retirement obligation (note 4)	57,479	59,432
Long-term financial derivative instruments (note 7)	126,117	58,420
Other long-term liabilities (note 6)	6,412	8,572
Future income taxes	185,629	267,807

Unitholders’ equity
Unitholders’ contributions (note 5)	2,820,105	2,806,071
Convertible debentures equity component	17,198	17,198
Contributed surplus	1,695	1,695
Accumulated other comprehensive loss	(2,139)	(2,183)
Accumulated income	305,689	426,034
Accumulated cash distributions	(1,713,991)	(1,612,468)
	1,428,557	1,636,347
	$2,900,121	$3,074,069

The accompanying notes are an integral part of these statements

Provident Energy 2009 Second Quarter Results

PROVIDENT ENERGY TRUST
CONSOLIDATED STATEMENTOF OPERATIONS AND ACCUMULATED INCOME
Canadian dollars (000s except per unit amounts)
(unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2009	2008	2009	2008

Revenue
Revenue	$409,307	$887,328	$949,265	$1,682,753
Realized (loss) gain on financial derivative instruments	(15,887)	(60,571)	4,217	(91,508)
Unrealized loss on financial derivative instruments	(87,497)	(406,537)	(176,790)	(468,810)
	305,923	420,220	776,692	1,122,435

Expenses
Cost of goods sold	269,262	586,469	664,864	1,130,546
Production, operating and maintenance	35,263	39,479	70,456	73,205
Transportation	7,817	8,016	18,990	16,543
Depletion, depreciation and accretion	79,558	84,547	159,722	166,163
General and administrative (note 6)	17,581	19,524	34,766	39,454
Strategic review and restructuring (note 8)	9,453	328	9,727	660
Interest on bank debt	2,301	11,170	6,260	24,165
Interest and accretion on convertible debentures	5,746	3,663	11,491	7,323
Foreign exchange loss (gain) and other	2,274	(126)	(1,217)	(1,397)
	429,255	753,070	975,059	1,456,662

Loss from continuing operations before taxes	(123,332)	(332,850)	(198,367)	(334,227)

Capital tax expense	1,374	1,210	1,692	1,692
Current tax expense (recovery)	926	(1,211)	3,047	3,824
Future income tax recovery	(45,571)	(71,554)	(82,761)	(103,555)
	(43,271)	(71,555)	(78,022)	(98,039)
Net loss from continuing operations	(80,061)	(261,295)	(120,345)	(236,188)
Net income from discontinued operations (note 9)	-	77,214	-	85,723
Net loss for the period	(80,061)	(184,081)	(120,345)	(150,465)
Accumulated income, beginning of period	$385,750	$302,258	$426,034	$268,642
Accumulated income, end of period	$305,689	$118,177	$305,689	$118,177
Net loss from continuing operations per unit – basic and diluted	$(0.31)	$(1.03)	$(0.46)	$(0.93)
Net loss per unit – basic and diluted	$(0.31)	$(0.72)	$(0.46)	$(0.59)

The accompanying notes are an integral part of these statements.

Provident Energy 2009 Second Quarter Results

PROVIDENT ENERGY TRUST
CONSOLIDATED STATEMENT OF CASH FLOWS
Canadian dollars (000s)
(unaudited)
	Three months ended		Six months ended
	June 30,		June 30,
	2009	2008	2009	2008

Cash provided by operating activities
Net loss for the period from continuing operations	$(80,061)	$(261,295)	$(120,345)	$(236,188)
Add (deduct) non-cash items:
Depletion, depreciation and accretion	79,558	84,547	159,722	166,163
Non-cash interest expense and other	1,333	1,107	2,711	1,991
Non-cash unit based compensation expense (recovery) (note 6)	3,756	4,691	(3,792)	1,518
Unrealized loss on financial derivative instruments	87,497	406,537	176,790	468,810
Unrealized foreign exchange loss (gain) and other	2,004	1,437	472	(2,875)
Future income tax recovery	(45,571)	(71,554)	(82,761)	(103,555)
Funds flow from continuing operations	48,516	165,470	132,797	295,864
Funds flow from discontinued operations	-	76,017	-	125,853
Funds flow from operations	48,516	241,487	132,797	421,717
Site restoration expenditures	(1,210)	(1,101)	(4,184)	(2,638)
Change in non-cash operating working capital from continuing operations	6,801	(117,856)	58,162	(45,122)
Change in non-cash operating working capital from discontinued operations	-	(76,057)	-	(26,631)
	54,107	46,473	186,775	347,326

Cash (used for) provided by financing activities
Increase (decrease) in long-term debt	15,194	(264,011)	6,333	(298,576)
Declared distributions to unitholders	(47,012)	(91,662)	(101,523)	(182,779)
Issue of trust units, net of issue costs	6,394	15,681	14,034	29,878
Change in non-cash financing working capital	174	56	(6,415)	770
Financing activities from discontinued operations	-	20,525	-	(42,630)
	(25,250)	(319,411)	(87,571)	(493,337)

Cash (used for) provided by investing activities
Capital expenditures	(26,548)	(34,210)	(83,054)	(118,792)
Oil and gas property acquisitions	(119)	(10,432)	(493)	(19,451)
Increase in investments	-	-	-	(1,007)
Proceeds on sale of assets	-	206,349	-	206,349
Change in non-cash investing working capital	(5,347)	133,319	(19,313)	137,125
Investing activities from discontinued operations	-	(33,826)	-	(62,553)
	(32,014)	261,200	(102,860)	141,671

Decrease in cash and cash equivalents	(3,157)	(11,738)	(3,656)	(4,340)
Cash and cash equivalents, beginning of period	4,130	14,218	4,629	6,820
Cash and cash equivalents, end of period	$973	$2,480	$973	$2,480
Cash and cash equivalents, end of period from discontinued operations	$-	$859	$-	$859
Cash and cash equivalents, end of period from continuing operations	$973	$1,621	$973	$1,621

Supplemental disclosure of cash flow information
Cash interest paid including debenture interest	$7,086	$19,688	$15,130	$41,767
Cash taxes paid	$2,743	$8,772	$1,960	$10,872

The accompanying notes are an integral part of these statements.

Provident Energy 2009 Second Quarter Results

PROVIDENT ENERGY TRUST
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
AND ACCUMULATED OTHER COMPREHENSIVE INCOME
Canadian dollars (000s)
(unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2009	2008	2009	2008

Net loss	$(80,061)	$(184,081)	$(120,345)	$(150,465)

Other comprehensive income, net of taxes
Foreign currency translation adjustments	-	(4,593)	-	7,943
Reclassification adjustment for foreign currency losses included in net income	-	30,302	-	30,302
Unrealized gain on available-for-sale investments (net of taxes)	120	252	44	186
	120	25,961	44	38,431
Comprehensive loss	$(79,941)	$(158,120)	$(120,301)	$(112,034)

Accumulated other comprehensive loss, beginning of period	(2,259)	(56,718)	(2,183)	(69,188)
Other comprehensive income	120	25,961	44	38,431
Accumulated other comprehensive loss, end of period	$(2,139)	$(30,757)	$(2,139)	$(30,757)
Accumulated income, end of period	305,689	118,177	305,689	118,177
Accumulated cash distributions, end of period	(1,713,991)	(1,442,956)	(1,713,991)	(1,442,956)
Retained earnings (deficit), end of period	(1,408,302)	(1,324,779)	(1,408,302)	(1,324,779)
Accumulated other comprehensive loss, end of period	(2,139)	(30,757)	(2,139)	(30,757)
Total retained earnings (deficit) and accumulated other comprehensive loss, end of period	$(1,410,441)	$(1,355,536)	$(1,410,441)	$(1,355,536)

The accompanying notes are an integral part of these statements.

Provident Energy 2009 Second Quarter Results

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in Cdn$000’s, except unit and per unit amounts)
(unaudited)

June 30, 2009

1.    Significant accounting policies

The Interim Consolidated Financial Statements have been prepared based on the consistent application of the accounting policies as set out in the Consolidated Financial Statements of the Trust for the year ended December 31, 2008 and are consistent with policies adopted in the second quarter of 2008, except as described in note 2.  Certain information and disclosures normally required in the notes to the annual financial statements have been condensed or omitted.  These Interim Consolidated Financial Statements should be read in conjunction with the Trust’s audited Financial Statements and notes for the year ended December 31, 2008.  Certain comparative numbers have been reclassified to conform with the current period’s presentation.

2.    Changes in accounting policies and practices

Goodwill and intangible assets

In the first quarter of 2009, the Trust adopted CICA Handbook section 3064 “Goodwill and Intangible assets” which supersedes section 3062 “Goodwill and other Intangible assets” and section 3450 “Research and Development”.  This new section established standards for the recognition, measurement and disclosure of goodwill and intangible assets.  The adoption of this standard has not had a material impact on the Trust’s consolidated financial statements.

3.    Long-term debt

	As at	As at
	June 30, 2009	December 31, 2008
Revolving term credit facility	$511,244	$504,685
Convertible debentures	263,388	260,994
Current portion of convertible debentures	(25,084)	(24,871)
	238,304	236,123
Total	$749,548	$740,808

(i)	Revolving term credit facility

At June 30, 2009 the Trust had a $1,125 million term credit facility (December 31, 2008 - $1,125 million).  Based on the terms and conditions of the credit facility, Provident will have access to $1.0 billion of the total facility in the third quarter of 2009.  The borrowing capacity of the term credit facility is re-measured quarterly.

At June 30, 2009 the Trust had $24.7 million in letters of credit outstanding (December 31, 2008 - $35.2 million) that guarantee Provident’s performance under certain commercial and other contracts.

(ii)	Convertible debentures

The Trust may elect to satisfy interest and principal obligations by the issue of trust units.  For the six months ended June 30, 2009, no debentures were converted to trust units at the election of debenture holders (2008 - $25,000).  Included in the carrying value at June 30, 2009 were financing costs of $3.8 million.  The following table details each convertible debenture:

Provident Energy 2009 Second Quarter Results

	As at		As at
Convertible Debentures	June 30, 2009		December 31, 2008
($000s except conversion pricing)	Carrying Value (1)	Face Value	Carrying Value (1)	Face Value	Maturity Date	Conversion Price per unit (2)
6.5% Convertible Debentures	$144,620	$149,980	143,212	$149,980	April 30, 2011	14.75
6.5% Convertible Debentures	93,684	98,999	92,911	98,999	Aug. 31, 2012	13.75
8.0% Convertible Debentures	25,084	25,109	24,871	25,109	July 31, 2009	12.00
	$263,388	$274,088	$260,994	$274,088
(1) Excluding equity component of convertible debentures
(2) The debentures may be converted into trust units at the option of the holder of the debenture at the conversion price per unit

4.    Asset retirement obligation

The Trust’s asset retirement obligation is based on the Trust’s net ownership in wells, facilities and the midstream assets and represents management’s estimate of the costs to abandon and reclaim those wells, facilities and midstream assets as well as an estimate of the future timing of the costs to be incurred. Estimated cash flows have been discounted at the Trust’s credit-adjusted risk free rate of seven percent and an inflation rate of two percent.

	Three months ended June 30,		Six months ended June 30,
($000s)	2009	2008	2009	2008
Carrying amount, beginning of period	$57,612	$44,112	$59,432	$43,886
Increase in liabilities incurred during the period	22	336	138	1,022
Settlement of liabilities during the period	(1,210)	(1,101)	(4,184)	(2,638)
Accretion of liability	1,055	1,098	2,093	2,175
Carrying amount, end of period	$57,479	$44,445	$57,479	$44,445

5.    Unitholders’ contributions

The Trust has authorized capital of an unlimited number of common voting trust units.

	Six months ended June 30,
	2009		2008
Trust Units	Number of units	Amount (000s)	Number of units	Amount (000s)
Balance at beginning of period	259,087,789	$2,806,071	252,634,773	$2,750,374
Issued pursuant to unit option plan	-	-	142,940	1,292
Issued pursuant to the distribution reinvestment plan	2,505,648	12,011	2,326,646	23,828
To be issued pursuant to the distribution reinvestment plan	365,871	2,023	419,776	4,846
Debenture conversions	-	-	1,818	26
Balance at end of period	261,959,308	$2,820,105	255,525,953	$2,780,366

The per trust unit amounts for the three months ended June 30, 2009 were calculated based on the weighted average number of units outstanding of 261,003,339 (2008 – 254,404,362).  The diluted per trust unit amounts for 2009 are calculated including no additional trust units (2008 – 64,075) for the dilutive effect of the unit option plan and convertible debentures.

The per trust units amounts for the six months ended June 30, 2009 were calculated based on the weighted average number of units outstanding of 260,199,185 (2008 – 253,659,326).  The diluted per trust unit amounts for 2009 are calculated including no additional trust units (2008 – 64,075) for the dilutive effect of the unit option plan and convertible debentures.

Provident Energy 2009 Second Quarter Results

6.    Unit based compensation

Restricted/Performance units

As of June 30, 2009 there were 1,631,563 RTUs and 3,806,429 PTUs outstanding (December 31, 2008 – 1,139,835 RTUs and 3,400,330 PTUs).  The fair value estimate associated with the RTUs and PTUs is expensed in the statement of operations over the vesting period.  At June 30, 2009, $7.6 million (December 31, 2008 - $9.4 million) is included in accounts payable and accrued liabilities for this plan and $6.4 million (December 31, 2008 - $8.6 million) is included in other long-term liabilities.  The following table summarizes the expense recorded for RTUs and PTUs.

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008
Cash general and administrative	$78	$-	$8,213	$8,287
Non-cash unit based compensation (included in general and administrative)	3,756	4,691	(3,792)	1,518
Strategic review and restructuring expenses (note 8)	2,954	-	2,954	-
Production, operating and maintenance expense	168	192	227	423
	$6,956	$4,883	$7,602	$10,228

7.    Financial instruments

The following table is a summary of the net financial derivative instruments liability:

	As at	As at
	June 30,	December 31,
($000s)	2009	2008
Provident Upstream
Crude Oil	$2,200	$(12,521)
Natural Gas	(1,373)	(3,285)
Provident Midstream	230,157	70,476
Corporate	476	-
Total	$231,460	$54,670

Interest rate risk

The Trust’s revolving term credit facilities bear interest at a floating rate.  Using debt levels as at June 30, 2009, an increase/decrease of 50 basis points in the lender’s base rate would result in an increase/decrease of annual interest expense of approximately $2.6 million.  The Trust has mitigated this risk by entering into interest rate financial derivative contracts for a portion of the outstanding long term debt.  The contracts settle against Canadian Bankers Acceptance CDOR rates.  Refer to sensitivity analysis below.

Financial derivative sensitivity analysis

The following table shows the impact on unrealized (loss) gain on financial derivative instruments if the underlying risk variables of the financial derivative instruments changed by a specified amount, with other variables held constant.

Provident Energy 2009 Second Quarter Results

Cdn (000's)		+ Change	- Change
Provident Upstream
Crude Oil	(WTI +/- $10.00 per bbl)	$(1,810)	$3,565
Natural Gas	(AECO +/- $1.00 per gj)	(2,581)	3,839
Foreign exchange	(FX rate +/- $0.01)	(365)	365

Provident Midstream
Frac spread related
Crude Oil	(WTI +/- $10.00 per bbl)	$(91,062)	$92,381
Natural Gas	(AECO +/- $1.00 per gj)	57,336	(57,069)
NGL's (includes propane, butane)	(Belvieu +/- US $0.15 per gal)	(1,194)	1,194
Foreign Exchange ($U.S. vs $Cdn)	(FX rate +/- $ 0.01)	(1,941)	1,925

Inventory/margin related
Crude Oil	(WTI +/- $10.00 per bbl)	(6,425)	6,424
NGL's (includes propane, butane, natural gasoline)	(Belvieu +/- US $0.15 per gal)	4,293	(4,290)

Corporate
Interest Rate	(Rate +/- 50 basis points)	$2,395	$(2,395)

8.	Strategic review and restructuring expenses

The strategic review process was announced in February of 2008 with the objectives of optimizing business performance, facilitating business growth, improving overall access to and cost of capital, enhancing the valuation of Provident’s component businesses and optimizing structure in response to the federal government decision to tax income trusts beginning in 2011.  During this review, it was determined that the sale of the United States oil and natural gas production (USOGP) business was an important step in the process (see note 9).  Following the sale of USOGP, management and the board of directors evaluated the complete spectrum of strategic options available for Provident’s remaining Canadian oil and gas production (Provident Upstream) and midstream (Provident Midstream) business units.  After an extensive review, it was determined that in the context of the current macroeconomic environment (characterized by low commodity prices and volatility in both equity and debt markets), it is in the best interest of unitholders that Provident remain structured as a cash-distributing, diversified energy enterprise.

In the second quarter of 2009, Provident completed an internal reorganization to improve the efficiency and competitiveness of the businesses.  The internal reorganization is designed to improve the focus of each business unit, improve management’s line of sight to the key performance measures in each business, and reduce general and administrative costs.  The reorganization resulted in staff reductions at all levels of the organization, including senior management.  In the second quarter of 2009, costs of $9.5 million (2008 - $0.3 million) were incurred as a result of the strategic review and this reorganization.  For the six months ended June 30, 2009, strategic review and restructuring costs were $9.7 million (2008 - $0.7 million).  The costs are comprised primarily of severance, consulting and legal costs.

9.	Discontinued operations (USOGP)

In February, 2008 the Trust announced a strategic process respecting the decision to dispose of the operations that comprise the United States oil and natural gas production (USOGP) business.  Effective in the first quarter of 2008, Provident’s USOGP business was accounted for as discontinued operations.  The USOGP business was sold in June and August of 2008.

Quicksilver Resources Inc. ("Quicksilver") filed a lawsuit on October 31, 2008 against BreitBurn Energy Partners, L.P. (the MLP), certain of its directors (including three Provident nominees), and Provident.  The MLP was part of USOGP.  The claim relates to a transaction between the MLP and Quicksilver and certain other MLP matters. Quicksilver alleges, among other things, that it was induced to enter into a contribution

Provident Energy 2009 Second Quarter Results

agreement pursuant to which it contributed assets to the MLP by false representations as to Provident’s relationship with the MLP.  The transaction involved the issuance by the MLP to Quicksilver of approximately U.S. $700 million of units of the MLP.  The litigation is currently in an extensive pre-trial discovery process, and it is not possible at this time to assess the potential exposure of Provident in the event of an adverse verdict.  Provident believes the claims made against it in the lawsuit are without merit and will vigorously defend itself and its named director nominees against these claims.

The following table shows information about net income from USOGP.

Net income from discontinued operations	Three months ended June 30,		Six months ended June 30,
Canadian dollars (000's)	2009	2008	2009	2008
Revenue	$-	$146,888	$-	$284,294
Loss from discontinued operations before taxes, non-controlling interests and impact if sale of discontinued operations	-	(242,126)	-	(256,572)
Gain on sale of discontinued operations	-	187,920	-	187,920
Foreign exchange loss related to sale of discontinued operations	-	(30,302)	-	(30,302)
Current tax expense	-	(128,551)	-	(128,565)
Future income tax recovery	-	99,266	-	109,086
Non-controlling interests	-	191,007	-	204,156
Net income from discontinued operations for the period	$-	$77,214	$-	$85,723

10.	Subsequent events

Upstream asset disposition

In August of 2009, the Trust has initiated a process to sell certain oil and natural gas production assets, primarily located in Saskatchewan.  The disposition package has estimated proved plus probable reserves of 15 million barrels of oil equivalent as of June 30, 2009.  Net disposition proceeds will be reinvested in other growth initiatives of the Trust and, in the short term, will be applied to the Trust’s revolving term credit facility.

Midstream asset acquisition

On August 12, 2009, the Trust reached an agreement to purchase an additional 6.15 percent interest in the Sarnia fractionation and storage facility for an immediate cash payment of $14.8 million and a deferred payment of $3.7 million for a facility enhancement planned for 2010. This will increase the Trust’s ownership in the Sarnia fractionator, effective August 1, 2009, to approximately 16.5 percent, enhancing propane-plus fractionation capacity in the Empress East system by approximately 7,400 barrels per day. As a result of this transaction, the Trust will defer construction of its previously announced depropanizer facility in Michigan.

11.	Segmented information

The Trust’s business activities are conducted through two business segments: Canadian oil and natural gas production (“COGP” or “Provident Upstream”) and Provident Midstream.

Provident Upstream includes exploration, exploitation, development and production of crude oil and natural gas reserves.  Provident Midstream includes processing, extraction, transportation, loading and storage of natural gas liquids, and marketing of natural gas liquids.

Geographically the Trust operates in Canada in the oil and natural gas production business segment and in Canada and the USA in the Midstream business.

Provident Energy 2009 Second Quarter Results

	Three months ended June 30, 2009
	Provident Upstream	Provident Midstream (1)	Total

Revenue
Gross production revenue	$84,416	$-	$84,416
Royalties	(8,463)	-	(8,463)
Product sales and service revenue	-	333,354	333,354
Realized (loss) gain on financial derivative instruments	2,930	(18,817)	(15,887)
	78,883	314,537	393,420

Expenses
Cost of goods sold	-	269,262	269,262
Production, operating and maintenance	31,909	3,354	35,263
Transportation	3,222	4,595	7,817
Foreign exchange loss (gain) and other	(1,405)	1,675	270
General and administrative	6,860	6,965	13,825
Strategic review and restructuring	5,183	4,270	9,453
	45,769	290,121	335,890
Earnings before interest, taxes, depletion, depreciation, accretion and other non-cash items	33,114	24,416	57,530
Other revenue
Unrealized loss on financial derivative instruments	(8,629)	(78,868)	(87,497)

Other expenses
Depletion, depreciation and accretion	70,073	9,485	79,558
Interest on bank debt	575	1,726	2,301
Interest and accretion on convertible debentures	1,437	4,309	5,746
Unrealized foreign exchange loss (gain) and other	7	1,997	2,004
Non-cash unit based compensation expense (recovery)	1,816	1,940	3,756
Capital tax expense	1,374	-	1,374
Current tax expense (recovery)	72	854	926
Future income tax recovery	(20,984)	(24,587)	(45,571)
	54,370	(4,276)	50,094
Net loss for the period	$(29,885)	$(50,176)	$(80,061)
(1) Included in the Provident Midstream segment is product sales and service revenue of $28.7 million associated with U.S. midstream operations.

Provident Energy 2009 Second Quarter Results

	As at and for the three months ended June 30, 2009
	Provident Upstream	Midstream	Total
Selected balance sheet items
Capital assets
Property, plant and equipment net	$1,654,557	$758,973	$2,413,530
Intangible assets	-	151,607	151,607
Goodwill	-	100,409	100,409
Capital expenditures
Capital Expenditures	14,107	12,441	26,548
Oil and gas property acquisitions, net	119	-	119
Working capital
Accounts receivable	41,704	125,340	167,044
Petroleum product inventory	-	38,720	38,720
Accounts payable and accrued liabilities	74,137	121,416	195,553
Long-term debt - revolving term credit facilities	127,811	383,433	511,244
Long-term debt - convertible debentures	59,576	178,728	238,304
Financial derivative instruments liability	$946	$230,514	$231,460

Provident Energy 2009 Second Quarter Results

	Three months ended June 30, 2008
	Provident Upstream	Provident Midstream (1)	Total

Revenue
Gross production revenue	$212,382	$-	$212,382
Royalties	(38,686)	-	(38,686)
Product sales and service revenue	-	713,632	713,632
Realized (loss) gain on financial derivative instruments	(9,254)	(51,317)	(60,571)
	164,442	662,315	826,757

Expenses
Cost of goods sold	-	586,469	586,469
Production, operating and maintenance	35,558	3,921	39,479
Transportation	4,520	3,496	8,016
Foreign exchange loss (gain) and other	(596)	(967)	(1,563)
General and administrative	7,664	7,463	15,127
Strategic review and restructuring	164	164	328
	47,310	600,546	647,856
Earnings before interest, taxes, depletion, depreciation, accretion and other non-cash items	117,132	61,769	178,901
Other revenue
Unrealized loss on financial derivative instruments	(23,421)	(383,116)	(406,537)

Other expenses
Depletion, depreciation and accretion	75,423	9,124	84,547
Interest on bank debt	2,792	8,378	11,170
Interest and accretion on convertible debentures	916	2,747	3,663
Unrealized foreign exchange loss (gain) and other	44	1,393	1,437
Non-cash unit based compensation expense (recovery)	2,550	2,141	4,691
Management charge - discontinued operations	(294)	-	(294)
Capital tax expense	1,210	-	1,210
Current tax expense (recovery)	(86)	(1,125)	(1,211)
Future income tax recovery	(17,779)	(53,775)	(71,554)
	64,776	(31,117)	33,659
Net income (loss) for the period from continuing operations	$28,935	$(290,230)	$(261,295)
Net income from discontinued operations (note 9)			77,214
Net loss for the period			$(184,081)
(1) Included in the Provident Midstream segment is product sales and service revenue of $43.7 million associated with U.S. midstream operations.

Provident Energy 2009 Second Quarter Results

	As at and for the three months ended June 30, 2008
	Provident Upstream	Provident Midstream	Total
Selected balance sheet items
Capital assets
Property, plant and equipment net	$1,762,527	$736,422	$2,498,949
Intangible assets	-	165,064	165,064
Goodwill	416,890	100,409	517,299
Capital expenditures
Capital Expenditures	28,491	5,719	34,210
Oil and gas property acquisitions, net	10,432	-	10,432
Working capital
Accounts receivable	106,612	278,011	384,623
Petroleum product inventory	-	111,776	111,776
Accounts payable and accrued liabilities	144,294	236,042	380,336
Long-term debt - revolving term credit facilities	156,548	469,644	626,192
Long-term debt - convertible debentures	64,676	194,029	258,705
Financial derivative instruments liability	$51,210	$692,736	$743,946

Provident Energy 2009 Second Quarter Results

	Six months ended June 30, 2009
	Provident Upstream	Provident Midstream (1)	Total

Revenue
Gross production revenue	$159,675	$-	$159,675
Royalties	(20,820)	-	(20,820)
Product sales and service revenue	-	810,410	810,410
Realized (loss) gain on financial derivative instruments	12,270	(8,053)	4,217
	151,125	802,357	953,482

Expenses
Cost of goods sold	-	664,864	664,864
Production, operating and maintenance	63,430	7,026	70,456
Transportation	6,714	12,276	18,990
Foreign exchange loss (gain) and other	(2,297)	608	(1,689)
General and administrative	19,725	18,833	38,558
Strategic review and restructuring	5,320	4,407	9,727
	92,892	708,014	800,906
Earnings before interest, taxes, depletion, depreciation, accretion and other non-cash items	58,233	94,343	152,576
Other revenue
Unrealized loss on financial derivative instruments	(16,752)	(160,038)	(176,790)

Other expenses
Depletion, depreciation and accretion	140,825	18,897	159,722
Interest on bank debt	1,565	4,695	6,260
Interest and accretion on convertible debentures	2,873	8,618	11,491
Unrealized foreign exchange loss (gain) and other	65	407	472
Non-cash unit based compensation expense (recovery)	(1,702)	(2,090)	(3,792)
Capital tax expense	1,692	-	1,692
Current tax expense (recovery)	(1)	3,048	3,047
Future income tax recovery	(35,797)	(46,964)	(82,761)
	109,520	(13,389)	96,131
Net loss for the period	$(68,039)	$(52,306)	$(120,345)
(1) Included in the Provident Midstream segment is product sales and service revenue of $109.8 million associated with U.S. midstream operations.

Provident Energy 2009 Second Quarter Results

	As at and for the six months ended June 30, 2009
	Provident Upstream	Provident Midstream	Total
Selected balance sheet items
Capital assets
Property, plant and equipment net	$1,654,557	$758,973	$2,413,530
Intangible assets	-	151,607	151,607
Goodwill	-	100,409	100,409
Capital expenditures
Capital Expenditures	60,623	22,431	83,054
Oil and gas property acquisitions, net	493	-	493
Working capital
Accounts receivable	41,704	125,340	167,044
Petroleum product inventory	-	38,720	38,720
Accounts payable and accrued liabilities	74,137	121,416	195,553
Long-term debt - revolving term credit facilities	127,811	383,433	511,244
Long-term debt - convertible debentures	59,576	178,728	238,304
Financial derivative instruments liability	$946	$230,514	$231,460

Provident Energy 2009 Second Quarter Results

	Six months ended June 30, 2008
	Provident U pstream	Provident Midstream (1)	Total

Revenue
Gross production revenue	$366,768	$-	$366,768
Royalties	(67,283)	-	(67,283)
Product sales and service revenue	-	1,383,268	1,383,268
Realized (loss) gain on financial derivative instruments	(12,228)	(79,280)	(91,508)
	287,257	1,303,988	1,591,245

Expenses
Cost of goods sold	-	1,130,546	1,130,546
Production, operating and maintenance	65,934	7,271	73,205
Transportation	8,164	8,379	16,543
Foreign exchange loss (gain) and other	928	550	1,478
General and administrative	19,421	19,156	38,577
Strategic review and restructuring	330	330	660
	94,777	1,166,232	1,261,009
Earnings before interest, taxes, depletion, depreciation, accretion and other non-cash items	192,480	137,756	330,236
Other revenue
Unrealized loss on financial derivative instruments	(37,789)	(431,021)	(468,810)

Other expenses
Depletion, depreciation and accretion	147,925	18,238	166,163
Interest on bank debt	6,041	18,124	24,165
Interest and accretion on convertible debentures	1,831	5,492	7,323
Unrealized foreign exchange loss (gain) and other	45	(2,920)	(2,875)
Non-cash unit based compensation expense (recovery)	805	713	1,518
Internal management charge	(641)	-	(641)
Capital tax expense	1,692	-	1,692
Current tax expense (recovery)	(199)	4,023	3,824
Future income tax recovery	(41,334)	(62,221)	(103,555)
	116,165	(18,551)	97,614
Net income (loss) for the period from continuing operations	$38,526	$(274,714)	$(236,188)
Net income from discontinued operations (note 9)			85,723
Net loss for the period			$(150,465)
(1) Included in the Provident Midstream segment is product sales and service revenue of $164.3 million associated with U.S. midstream operations.

Provident Energy 2009 Second Quarter Results

	As at and for the six months ended June 30, 2008
	Provident Upstream	Provident Midstream	Total
Selected balance sheet items
Capital assets
Property, plant and equipment net	$1,762,527	$736,422	$2,498,949
Intangible assets	-	165,064	165,064
Goodwill	416,890	100,409	517,299
Capital expenditures
Capital Expenditures	107,649	11,143	118,792
Oil and gas property acquisitions, net	19,451	-	19,451
Working capital
Accounts receivable	106,612	278,011	384,623
Petroleum product inventory	-	111,776	111,776
Accounts payable and accrued liabilities	144,294	236,042	380,336
Long-term debt - revolving term credit facilities	156,548	469,644	626,192
Long-term debt - convertible debentures	64,676	194,029	258,705
Financial derivative instruments liability	$51,210	$692,736	$743,946

Provident Energy 2009 Second Quarter Results